SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
ONE BEACON STREET
BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800
FAX: (617) 573-4822
www.skadden.com

811- 21323
Branch 16

November 22, 2010

BY HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: Rutgers Enhanced Ins. Co. v. Esty, et al.,
Civ. No. 10-4111-BLS1 (Mass. Super. Ct.)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached for filing on behalf of Eaton Vance Management and Eaton Vance Corp. is the class action complaint filed with the Massachusetts Superior Court (Suffolk County) in the above-referenced matter.

Very truly yours,

James R. Carroll

James R. Carroll

10000934

Enclosure

cc: Maureen Gemma
Kathryn McElroy

40-33 811-21323 1

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, ss.

SUPERIOR COURT
DEPARTMENT OF THE TRIAL COURT

RUTGERS ENHANCED INSURANCE COMPANY, individually and on behalf of all others similarly situated,

Plaintiff,

v.

BENJAMIN C. ESTY, Trustee of the Eaton Vance Limited Duration Income Fund, THOMAS E. FAUST, JR., Trustee of the Eaton Vance Limited Duration Income Fund, ALLEN R. FREEDMAN, Trustee of the Eaton Vance Limited Duration Income Fund, WILLIAM H. PARK, Trustee of the Eaton Vance Limited Duration Income Fund, RONALD A. PEARLMAN, Trustee of the Eaton Vance Limited Duration Income Fund, HELEN FRAME PETERS, Trustee of the Eaton Vance Limited Duration Income Fund, HEIDI L. STEIGER, Trustee of the Eaton Vance Limited Duration Income Fund, LYNN A. STOUT, Trustee of the Eaton Vance Limited Duration Income Fund, RALPH F. VERNI, Trustee of the Eaton Vance Limited Duration Income Fund, NORTON H. REAMER, Trustee of the Eaton Vance Limited Duration Income Fund, EATON VANCE MANAGEMENT, an investment advisor and Massachusetts business trust, EATON VANCE CORPORATION, a Maryland corporation and publicly-held holding company, EATON VANCE LIMITED DURATION INCOME FUND, a Massachusetts business trust, and JOHN AND JANE DOES 1-100,

Defendants.

Civil Action No. 10 4111 B.L.S.

CLASS ACTION COMPLAINT AND

JURY TRIAL DEMANDED

2010 OCT 19 PM 3:14

Plaintiff, Rutgers Enhanced Insurance Company ("Plaintiff"), by and through its attorneys, alleges on personal knowledge as to all facts related to itself and on information and belief as to all other matters, as follows:

I. INTRODUCTION

1. Plaintiff brings this class action lawsuit on behalf of itself and all other individuals who were the beneficial owners of common shares of the Eaton Vance Limited Duration Income Fund (the "Fund") at any time from March 10, 2008 through the present (the "Class Period"). The Fund is a closed-end investment company organized as a Massachusetts business trust on March 12, 2003. The Fund raised money from the sale of its common shares, and the Fund invested that money in securities to earn a yield for the common shareholders.

2. In addition to issuing the common stock held by Plaintiff and the members of the putative class, the Fund issued auction rate preferred stock ("ARPS"). The ARPS bore a preferred dividend right, with the dividend rate reset periodically through an auction mechanism. In effect, the ARPS provided the Fund with long-term financing at short-term interest rates. The auction mechanism provided liquidity to the holders of ARPS, as they were able to sell their ARPS at auction. The ARPS also provided flexibility to the Fund as ARPS were subject to lower coverage ratios than debt, and had other favorable terms. As equity securities, the ARPS had no maturity and did not ever have to be repaid.

3. During 2008, the Individual Defendants caused the Fund to partially redeem the ARPS and replace it with less favorable debt financing. The Individual Defendants took these actions to further their own interests and those of the Fund's investment advisor and its affiliates, not the interests of the common shareholders, and thus they thereby breached the

fiduciary duties owed to the Fund's common shareholders. By this action, Plaintiff seeks to recover the damages this conduct caused him and the Class.

4. Plaintiff does not assert by this action any claim arising from a misstatement or omission in connection with the purchase or sale of a security, nor does Plaintiff allege that Defendants engaged in fraud in connection with the purchase or sale of a security.

II. PARTIES

A. Plaintiff

5. Plaintiff Rutgers Enhanced Insurance Company is a resident of the State of New Jersey. Plaintiff has owned common shares in the Fund since May 30, 2003.

B. Defendants

6. Individual Defendant Trustees of the Eaton Vance Limited Duration Income Fund ("Individual Defendants"):

The Fund is managed by its Board of Trustees. The Trustees are responsible for the overall management and supervision of the affairs of the Fund. The members of the Board of Trustees during the Class Period include:

(a) Defendant Benjamin C. Esty ("Esty"), Trustee of the Eaton Vance Limited Duration Income Fund;

(b) Defendant Norton H. Reamer ("Reamer"), former Trustee of the Eaton Vance Limited Duration Income Fund;

(c) Defendant Allen R. Freedman ("Freedman"), Trustee of the Eaton Vance Limited Duration Income Fund;

(d) Defendant William H. Park ("Park"), Trustee of the Eaton Vance Limited Duration Income Fund;

(e) Defendant Ronald A. Pearlman ("Pearlman"), Trustee of the Eaton Vance Limited Duration Income Fund;

(f) Defendant Helen Frame Peters ("Peters"), Trustee of the Eaton Vance Limited Duration Income Fund;

(g) Defendant Heidi L. Steiger ("Steiger"), Trustee of the Eaton Vance Limited Duration Income Fund;

(h) Defendant Lynn A. Stout ("Stout"), Trustee of the Eaton Vance Limited Duration Income Fund;

(i) Defendant Ralph F. Verni ("Verni"), Trustee of the Eaton Vance Limited Duration Income Fund;

(j) Defendant Thomas E. Faust, Jr. ("Faust"), Trustee of the Eaton Vance Limited Duration Income Fund; and

(k) John and Jane Doe Defendants 1–100, individuals who aided and abetted the named Defendants in undertaking the violations alleged herein, the identities of whom are unknown to Plaintiff at this time.

7. Other Defendants ("Eaton Vance Defendants"):

(a) Defendant Eaton Vance Management, an investment advisor and Massachusetts business trust;

(b) Defendant Eaton Vance Corp, a Maryland corporation and publicly-held holding company; and

(c) Defendant Eaton Vance Limited Duration Income Fund, a Massachusetts business trust, with a principal place of business in Boston, Suffolk County.

III. JURISDICTION AND VENUE

8. This civil action is filed as a class action pursuant to Rule 23 of the Massachusetts Rules of Civil Procedure.

9. This Court has jurisdiction over this class action pursuant to M.G.L. c. 223A, §§2 and 3.

10. Venue properly lies in this Court pursuant to M.G.L. c. 223, §1.

11. This Court has personal jurisdiction over Defendants in that they have their principal place of business in this jurisdiction, engaged in conduct the subject hereof in their capacities as directors or trustees of one or more entities organized under the laws of this jurisdiction, derive substantial benefit from services provided in this Commonwealth, and/or have engaged in the alleged misconduct in this jurisdiction.

IV. FACTS

A. The Eaton Vance Limited Duration Income Fund

12. The Fund is an investment company subject to the Investment Company Act of 1940, as amended (the "ICA").

13. Pursuant to its reports filed with the Securities and Exchange Commission (the "SEC"), the Fund's primary investment objective is to provide a high level of current income. As a secondary objective, it will also seek appreciation of capital to the extent consistent with its primary goal of high current income.

14. The Fund issued five series of ARPS, designated by letters, A- E: each is intended to be auctioned periodically, and the terms governing each contemplate that auctions may fail, in which case the interest or dividend rate will be set by formula.

15. The ARPS issued by the Fund represented quite favorable financing for the Fund

for several reasons described in more detail below, including: the interest rate and other costs were very favorable; the financing was perpetual; the constraints on the Fund associated with the ARPS were minimal; and the ARPS represented committed financing at a time when financing for almost any business was unusually difficult and costly to obtain.

(a) The interest rate and other costs were very favorable. While auctions cleared, the rates were set weekly by the open market (subject to a maximum rate determined by a formula, which rate is referred to herein as the "Defined Rate"), at rates that tended to be only slightly above money-market yields. *See, e.g., In re Eaton Vance Floating-Rate Income Trust, et al.*, Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 For an Exemption From the Provisions of Section 18(a)(1)(A), June 10, 2008 ("Eaton Vance Application"), at 5 n.2. In the event of failed auctions, the interest was set at the Defined Rate. With respect to the ARPS, after the auction failures in 2008 described below, the formula for the Defined Rate produced a result that was actually lower than market rates that had prevailed over periods before the auction failures.

(b) The financing was perpetual. The term of the ARPS financing was very favorable to the Fund in that it was perpetual. ARPS need not ever be repaid. For a homeowner, a comparable arrangement would mean that the principal component of his or her mortgage payment would simply never come due. This was particularly significant in the challenging financial markets of 2008, the time the auctions failed. As the Fund explained, "the severely constrained capital markets" during this period were characterized by the "limited availability of debt financing." *In re Eaton Vance Floating-Rate Income Trust, Eaton Vance Limited Duration Income Fund, et al.*, Amended and Restated Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 For an Exemption From the Provisions of Section 18(a)(1)(A), July 2, 2008 (hereinafter "Eaton Vance Amended Application"), at 11. To have perpetually good financing in such a climate was of extraordinary value to the common shareholders.

(c) The constraints on the Fund from the ARPS were minimal. The Fund did not have to offer any collateral, and it only had to have $2 in gross assets for every $1 in ARPS outstanding.

16. As described in materials filed with the SEC or otherwise published to the investing public, a key piece of the return to the Fund's common shareholders was financial leverage. *See, e.g.,* Prospectus, Eaton Vance Limited Duration Income Fund, filed with the SEC on May 29, 2003, at inside cover page. Financial leverage is the difference between the low rates paid by the Fund on its ARPS and the returns it would realize on its portfolio investments. The effect of this leverage was reflected in the Fund's regular cash distributions to common shareholders and described in the Fund's regular reports to its shareholders. The Fund's public statements indicated that the holders of its common stock could realize, as one of the significant benefits of this investment, leverage that would continue indefinitely, because, as described above, the term of the ARPS was perpetual.

B. The Eaton Vance Closed-End Fund Business Model

17. Defendant Eaton Vance Management ("EVM"), an affiliate of Defendant Eaton Vance Corporation ("EVC"), has been the Fund's investment advisor at all relevant times. EVM, EVC, and their affiliates involved in the sponsorship of closed-end investment companies similar to the Fund are referred to herein as the "EV Sponsorship Group." The EV Sponsorship Group sponsored a large number of closed-end investment companies ("closed-end funds") similar to the Fund, many of which also issued auction rate securities that were similar to the ARPS issued by the Fund. The term "Auction Rate Securities" ("ARS") generally refers to either municipal or corporate debt securities with a long-term maturity or preferred stocks that return a yield at rates set at periodic auctions. With a minimum investment of $25,000, these securities were typically held by high net worth individuals and entities.

18. By sponsoring closed-end funds that issued ARS, the EV Sponsorship Group raised billions of dollars in capital and realized hundreds of millions of dollars in revenue through various management fees and other items of compensation. To distribute the funds, the EV Sponsorship Group relied heavily on the investment banks and brokers who sold the funds to investors and who also sold ARS to investors.

19. In addition to serving as Trustees of the Fund, the individually-named Defendants (the "Individual Defendants") served in similar capacities on behalf of a large number of the other closed-end funds (the "Sister EV Funds") sponsored by the EV Sponsorship Group. The following table summarizes the number of Eaton Vance sponsored closed-end funds on which each Individual Defendant serves (or served) as trustee or director, and the approximate aggregate annual compensation received by each Individual Defendant from those closed-end funds, based on the information filed with the SEC:

Defendant	Number of Eaton Vance Closed-End Funds	Aggregate Annual Compensation From Management of the Funds
Benjamin C. Esty	178	$ 212,500
Allen R. Freedman	178	$ 204,167
Lynn A. Stout	178	$ 224,167
William H. Park	178	$ 209,167
Heidi L. Steiger	178	$ 204,167
Ronald A. Pearlman	178	$ 212,500
Helen Frame Peters	178	$ 204,167
Ralph F. Verni	178	$ 319,167
Norton H. Reamer	176	$ 195,000
Thomas E. Faust, Jr.	178	*

* Defendant Thomas E. Faust, Jr. is an employee of the EV Sponsorship Group and is not

separately compensated for his board service.

20. The Fund was a distinct entity with a unique constituency of equity holders, a unique portfolio of investments, and its own free-standing economic model. The Fund did not have an economic interest in any of the other members of the EV Sponsorship Group, nor did it materially benefit from the ability of the EV Sponsorship Group to continue to sponsor new closed-end funds.

21. The EV Sponsorship Group, on the other hand, had a critical stake in its ability to continue to sponsor new closed-end funds, as this was a lifeblood of its business. The Individual Defendants shared that stake because each new closed-end fund sponsored by Eaton Vance provided the opportunity for another remunerative board seat.

22. On information and belief, the Individual Defendants and the EV Sponsorship Group adopted a management style that reflected their shared economic interests and blurred the distinctions among the many separate closed-end funds, including the Fund. While this approach enabled the Defendants to collect fees from a large number of closed-end funds (as to each of which they owed distinct fiduciary obligations) with little or no incremental burden on their time for each fund, it also underemphasized their legal duty to protect the individual interests of each closed-end fund (including the Fund) and those funds' common stockholders. The EV Sponsorship Group's management approach also created an incentive for the Fund's directors to advance the Group's interests even if those interests were in conflict with the interests of the Fund and its common stockholders.

C. The Collapse of the Auction Rate Securities Market

23. In addition to the closed-end funds sponsored by the EV Sponsorship Group, many other entities issued ARS. By early 2008, over $50 billion in ARS issued by closed end funds were outstanding. ARS typically had a very long maturity or, as in the case of the ARPS

issued by the Fund, no maturity date and typically gave the holders no redemption right. However, the regular auctions, as long as they functioned, gave the holders a way to liquidate their investment. Many broker dealers counseled their clients to rely on the auctions and use the ARS as a vehicle for short term investing.

24. Auctions were typically held every 7, 28, or 35 days, with interest paid at the end of each auction period. It was always possible, however, that an auction would fail, if there were insufficient buyers to buy the ARS from the sellers. The offering documents typically specified a formula that would set the interest or dividend rate to be paid when auctions fail.

25. Since February 13, 2008, auctions have consistently failed. These failures effectively rendered auction rate securities, including the ARPS issued by the Fund, illiquid. The auctions continued to fail throughout 2008-09, and to date liquidity has not returned to the auction rate securities marketplace.

26. This illiquidity has caused many holders of ARS, including many holders of the ARPS issued by the Fund, to become dissatisfied with their investment. Many ARS holders, along with various government agencies, complained to the investment banks and brokers who had counseled them to invest in ARS. Many ARS holders sought to hold the investment banks and brokers responsible for the illiquidity of the investment. Ultimately, many of these investment banks and brokers were required to purchase ARS from their clients in settlements concluded with government agencies. These settlements imposed significant liabilities on the investment banks and brokers, and the threatened and actual proceedings imposed a risk of significant liabilities on the brokers and investment banks, both of which would have been much higher if the Fund did not redeem the securities from the ARPS holders. The EV Sponsorship Group believed that the investment banks would not desire to acquire the securities.

27. The failure of the auction mechanism had little direct impact on the Fund. The Fund was not obligated to redeem ARPS, nor did the auction failures materially adversely affect the Fund's rights and obligations with respect to the ARPS. Indeed, the Fund issued the ARPS under a prospectus disclosing as the one of the risks for ARPS holders: "In certain circumstances, holders of [ARPS] may be unable to sell their [ARPS] in an Auction and thus may lack liquidity of investment." Prospectus, Eaton Vance Limited Duration Income Fund, filed with the SEC on July 29, 2003, at inside cover page. Moreover, the terms of the ARPS contemplated that auctions might fail, and they provided a mechanism for setting dividend rates in that situation. Under the terms of the ARPS, the interest rate would be determined by a formula, and, in all other respects, the ARPS would continue to be governed by the same terms as those that applied from the date of issuance.

D. The Defendants' Misconduct

28. The favorable characteristics of the ARPS described in Paragraph 16 above continued to benefit the Fund after the failure of the auctions, and the failure of the auctions did not trigger any redemption obligation on the Fund or otherwise create a valid business reason for the Fund to redeem the ARPS. Nonetheless, the Defendants caused the Fund to redeem approximately two-thirds of all outstanding ARPS (approximately $533.375 million) between May 1, 2008, and May 7, 2008, at their issue price of $25,000 per share, and to replace the ARPS with new financing that was less advantageous for the common shareholders. On information and belief, in accordance with rules promulgated by the Financial Industry Regulatory Authority ("FINRA"), ARPS holders had their holdings redeemed proportionately.

29. On information and belief, the Defendants caused the redemption of the ARPS not to further the interests of the Fund or of the holders of its common stock; they did so to

provide liquidity to the holders of the ARPS and likely as an attempt to placate their investment banks and brokers (who would thereby be protected from further liability for the illiquidity of the ARPS and from the risk that they would be required to buy the redeemed ARPS from the holders), so as to further the business objectives of the EV Sponsorship Group by responding to the pressures they experienced as a result of the failure of the auction rate securities auctions. Specifically, the same investment banks and brokers who marketed the ARS and ARPS were a key part of the business model of the EV Sponsorship Group: the EV Sponsorship Group earns fees by sponsoring new funds and the investment banks and brokers market the common shares of those funds. Consequently, the EV Sponsorship Group relies heavily on good relationships with the investment banks and brokers to enable them to market new funds and earn fees for the management of those funds. Indeed, the EVM annual report to its shareholders for 2009 lists as a risk factor (well ahead of failure to earn satisfactory returns for investors in its funds):

> Our ability to market investment products is highly dependent on access to the various distribution systems of national and regional securities dealer firms.... The inability to have such access could have a material adverse effect on our business.

Widespread dissatisfaction on the part of brokers and investment banks threatened the viability of this on-going business. Simply put, the bailout of the holders of the ARPS and the responsible brokers and investment banks conflicted with the interests of the Fund and the holders of its common stock.

30. The redemptions by the Fund of the ARPS damaged the holders of the Fund's common stock by denying them the financial benefits associated with the ARPS. The redemptions benefited the holders of the ARPS, thereby favoring one class of shareholders over another, in violation of the duties of the Individual Defendants toward the disadvantaged shareholders.

31. The Defendants caused the Fund to redeem the ARPS at, on information and belief, a price that exceeded their market value. Specifically, the Fund represented several weeks later to the SEC that the ARPS was trading on the secondary market at a significant discount to its par value of $25,000, *see* Eaton Vance Application, at 4 n.1, but the Individual Defendants nevertheless caused the Fund to pay par value for the shares that it redeemed.

32. To raise cash for the partial redemptions of ARPS the Individual Defendants caused the Fund to arrange new debt financing (the "Replacement Borrowing"). In anticipation of raising additional cash to fund further redemptions, the Individual Defendants caused the Fund to seek special relief from the requirements of the ICA applicable to debt, *see* Eaton Vance Application, and pursued the application through three separate amendments dated July 2, 2008, July 29, 2008, and September 2, 2008. The Replacement Borrowing is disadvantageous compared with the ARPS, for a number of reasons, including: the effective costs of the Replacement Borrowing are higher; the term is finite; and the constraints are greater. The contemplated additional borrowings and redemptions to complete the bailout of the ARPS holders pose significant threats to the interests of the common shareholders.

(a) <u>The effective costs of the Replacement Borrowing are higher.</u> On information and belief, the effective cost of the Replacement Borrowing with all its terms, conditions, and fees will generally be higher than the Defined Rate on the ARPS. For instance, over the six months leading up to October 31, 2009, the Fund paid over six times as much for the Replacement Borrowing in interest and fees than it would have paid for the ARPS over the same period under the Defined Rate. During this six month period alone the Fund paid interest and fees on the Replacement Borrowing that totaled approximately $10,253,615 on an average outstanding balance of $643,672,826, which equates to a fully loaded annualized rate of approximately 3.19%. For the same period, the Fund disclosed that it paid only 0.50% for the ARPS (the weighted average annualized dividend rate for the ARPS was 0.346%, and annual fees were 0.15%). The Individual Defendants were well aware of the likelihood that the Replacement Borrowing would be more costly for the Fund. The costs were pushed out in time, with teaser rates for the initial months of the Replacement Borrowing and fees not publicly disclosed at the time of the borrowing, which made the Replacement Borrowing appear less expensive than it really was. Moreover, the Individual Defendants were concerned enough to require the EV Sponsorship Group to assume some risk that certain of the costs of the Replacement Borrowing would exceed the costs of the redeemed ARPS, but they only obtained protection for a limited period of time and for a limited amount. The waiver expired on October 31, 2009, leaving common shareholders with no protection whatsoever from the higher costs. Even during the period that the waiver was in effect, it provided protection only with respect to a small fraction of the incremental costs of the Replacement Borrowing.

(b) The term is finite. While the ARPS have a perpetual term, the term of the Replacement Borrowing was no more than 5 years, and, at any point, could be reduced to 364 days. The short-term maturity puts the Fund at enormous refinancing risk, as it could be given 364 days' notice at any time that the debt would have to be paid in full. A comparable provision in a home mortgage would require the homeowner to pay the full principal amount outstanding on 364 days' notice. The ARPS, on the other hand, had a perpetual term, so the Fund had no refinancing risk prior to the replacement of ARPS with the Replacement Borrowing.

(c) The constraints are significantly greater. With respect to ARPS, the Fund was not required to pledge its assets as collateral. In contrast, for the Replacement Borrowing, the Fund was required to pledge its assets as collateral.

Moreover, the ICA imposes coverage ratios for various forms of leverage. That is, for every dollar in leverage, the Fund is required to have *x* dollars of assets to meet the coverage ratio. Briefly, if the Fund fails to meet the required coverage ratio, under the ICA, it will be unable to pay dividends to the common shareholders, which, the Fund acknowledges, is the expectation of common shareholders and critical to maintenance of the Fund's tax status. *Eaton Vance Third Amended Application* at n.13.

The coverage ratios imposed by the ICA vary for different kinds of leverage. Because the ARPS constituted the Fund's equity (not debt), under the ICA the Fund was obligated to maintain a coverage ratio, *i.e.*, total assets to total ARPS, of 2:1. Because the Replacement Borrowing was debt (not equity), under the ICA, the coverage ratio for each dollar borrowed, *i.e.*, total assets to total Replacement Borrowing, was 3:1.[1]

In April 2008, the Fund had outstanding $800 million in ARPS, which meant that, under the ICA, it was required to maintain $1.6 billion in assets to meet the coverage requirement. Starting in April 2008, the Fund borrowed money, on information and belief, for other operational purposes as well as for the redemption of ARPS, with the result that the total leverage increased. The combination of the increase in leverage and the increase in coverage ratio on the majority of the leverage results in a higher total coverage requirement.

The increase in the coverage ratio increases the risk of forced deleveraging in a down market. If the Fund fails to meet the coverage requirement, to be able to pay dividends again, the Fund would have to sell assets to pay down the debt. Therefore, the increased coverage requirement increases the risk that a change in the valuation of the Fund's assets will force the fire-sale liquidation of investments to pay down the Replacement Borrowing. As the Fund explained, "a forced deleveraging would likely be detrimental to the common

[1] In the third amendment to the Eaton Vance Application, the Fund suggested that the statutory coverage ratio might not apply to its debt. It, however, gave the statutory coverage ratio as its reason for not redeeming more of the ARPS. Third Amended Application at 9-10. In any event, the Fund represented to the SEC that, as a contractual matter, the existing debt carried the statutory coverage ratio. Third Amended Application at 10. *See In Re Eaton Vance Floating-Rate Income Trust et al., Third Amended and Restated Application for an Order Pursuant to Section 6(c) of the Investment Company Act of 1940 For an Exemption From the Provisions of Section 18(a) (1) (A)* at 9, 12 & n. 11 (September 2, 2008).

shareholders in terms of portfolio disruption, transaction costs, possible tax recognition events and reduced investment return over a potentially extended period of time." *Eaton Vance Amended Application,* at 11-12. Nonetheless, the Defendants exposed the Fund to this unnecessary risk of a forced deleveraging. On October 31, 2007, the Fund was required to have $1.6 billion total assets to meet its coverage requirement on the $800,000,000 ARPS—with total assets on that date of $3,150,377,164, the Fund had a comfortable cushion of approximately 97% more than required. During the period from October 31, 2007 to October 31, 2008, when gross assets decreased by some 26%, the Defendants caused the coverage requirement to increase by at least approximately 30%, and the cushion fell to no more than 12.5%. This change increased the risk to the common shareholders of a forced deleveraging. This risk is not simply theoretical or minor. In fact, for the Individual Defendants as and the EV Sponsorship Group, it should have been a very practical and large concern, because certain Sister EV Funds did experience declines in asset values that put them in violation of their required coverage ratios and they were forced between April and November 2008 to sell hundreds of millions of dollars worth of assets at a time when they viewed their assets as sound but undervalued in the market.

33. The holders of the ARPS benefitted significantly from the partial redemptions, as they had their shares largely redeemed despite the clear terms of their investments, so their investments were no longer illiquid. However, partial redemptions and the Replacement Borrowing caused significant damages to the common shareholders of the Fund for, inter alia, the reasons described in Paragraphs 29 - 33 above. Moreover, the common shareholders, unlike the preferred ARPS shareholders, have never been given the opportunity to redeem their shares, which trade at a discount to their net asset value. As a result of the Defendants' conduct, the

ARPS shareholders have benefited by having their shares partially redeemed at the expense of the common shareholders to the Fund.

V. CLASS ACTION ALLEGATIONS

34. Plaintiff brings this direct class action on behalf of himself and all other individuals who were the beneficial owners of common shares of the Fund at any time from March 10, 2008 through the present.

35. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, upon information and belief, there are well over five hundred (500) unrelated and geographically dispersed members of the proposed class.

36. There are questions of law or fact common to the class that exists as to all members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether the Individual Defendants caused the replacement of leveraging beneficial to the common shareholders in violation of their fiduciary duties to the common shareholders;

(b) whether the Individual Defendant breached their fiduciary duties;

(c) whether the Eaton Vance Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty;

(d) whether the Eaton Vance Defendants were unjustly enriched; and

(e) whether the members of the Class have suffered losses, and/or continue to suffer losses, and if so, the proper nature and measure of a remedy.

37. Plaintiff's claims are typical of the claims of the remaining members of the Class, as the conduct of Defendants giving rise to the claims is identical as to all members of the

Class, and the damages suffered by each member of the Class arise out of the same set of operative facts.

38. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in complex, class action litigation. Plaintiff has no interests that are adverse to or which irreconcilably conflict with the other members of the Class.

39. The questions of law or fact common to the members of the Class predominate over any questions affecting solely individual members of the Class, and a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

VI. DEMAND LETTER ALLEGATIONS

40. On June 21, 2010, Eaton Vance Management, a wholly-owned subsidiary of Eaton Vance Corp., announced five close-end management investment companies that it advises, Eaton van Floating-Rate Income Trust (NYSE: EFR), Eaton Vance Limited Duration Income Fund (NYSE Amex: EVV), Eaton Vance Tax-Advantaged Global Dividend Incomer Fund (NYSE: ETG), Eaton Vance New Jersey Municipal Income Trust (NYSE Amex: EVJ) and Eaton Vance Insured Municipal Bond Fund (NYSE Amex: EIM) (collectively, the "Trusts"), had each received a demand letter from a law firm on behalf of a putative common shareholder of the Trust. The demand letters alleged that Eaton Vance Management and the Trustees and offices of the Trusts breached their fiduciary duty to the Trusts in connection with redemption by the Trusts markets in February 2008. The letters demanded that the Boards of Trustees of the Trust take certain action to remedy those alleged breaches.

41. On August 16, 2010, Eaton Vance Management announced that the Board of

Trustees of each Trust had rejected the demands set forth in the demand letters.

42. The Board of Trustees' response to the demand is a wrongful refusal to act, for the reasons stated in this complaint. Continued breach of fiduciary duties is not protected business judgment. Accordingly, the prosecution of these claims on a shareholder basis is appropriate.

VII. CAUSES OF ACTION

Count I – Breach of Fiduciary Duty (Individual Defendants)

43. Plaintiff incorporates herein the allegations set forth above.

44. At all times alleged herein, the Individual Defendants, as trustees to the Fund, owed Plaintiff and the Class fiduciary duties, which duties include:

- the duty not to unfairly favor the interest of one class of shareholders over another;
- the duty not to cause one class of shareholders to receive a benefit greater than that to which they are entitled at the expense of another class of shareholders; and
- the duty not to engage in conduct that frustrates the ability of the common shareholders to realize the benefits of an investment in the Fund, as described in the Fund's statements to the Securities and Exchange Commission and the public.

45. In contravention of these duties, the Individual Defendants unfairly favored the preferred ARPS shareholders over the common shareholders by enabling the former to redeem their shares at par, at the expense of the common shareholders, while not providing a similar opportunity to the common shareholders.

46. Also in contravention of these duties, the Individual Defendants caused one group of shareholders to receive a benefit to which they were not entitled at the expense of another group of shareholders: specifically, the ARPS shareholders were not harmed but benefited while Plaintiff and the Class as disadvantaged common shareholders suffered distinct injuries.

47. Also in contravention of these duties, the Individual Defendants chose to cause the Fund to partially redeem the ARPS and replace it with unfavorable debt financing, thus frustrating the reasonable expectations that were created by the Individual Defendants through the Funds' statements to the SEC and the public.

48. As a direct and proximate result of these breaches of fiduciary duties by the Defendants, Plaintiff and the Class have suffered damages in multiple millions of dollars.

49. Plaintiff and the Class are entitled to: (i) declaratory relief and preliminary and permanent injunctive relief requiring the Individual Defendants to properly carry out their fiduciary duties as alleged herein; and (ii) monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial based on Plaintiff's losses alleged herein.

Count II – Aiding and Abetting a Breach of Fiduciary Duty (The Eaton Vance Defendants)

50. Plaintiff incorporates herein the allegations set forth above.

51. At all times alleged herein, the Eaton Vance Defendants, through their role as either investment adviser or through their contractual relationships and extensive communications with the Individual Defendants, knew or reasonably should have known that the Individual Defendants were fiduciaries to the Plaintiff and the Class, and that the Individual Defendants had fiduciary duties to act in the best interests of the Plaintiff and the Class.

52. The Eaton Vance Defendants nonetheless willfully and knowingly encouraged

and participated in the Individual Defendants' breaches of fiduciary duty, as set forth above.

53. In particular, the Eaton Vance Defendants aided and abetted the Individual Defendants' fiduciary breaches by encouraging the Individual Defendants to engage in the conduct complained of herein.

54. As a direct and proximate result of the Eaton Vance Defendants' aiding and abetting the Individual Defendants' breaches of fiduciary duty, Plaintiff and the Class suffered damages of multiple millions of dollars.

55. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Eaton Vance Defendants to cease aiding and abetting the Individual Defendants breaches of fiduciary duty, to cease serving as adviser to the Fund, and to cease serving as administrative agent of the Fund, and awarding monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial.

Count III – Unjust Enrichment (The Eaton Vance Defendants)

56. Plaintiff incorporates herein the allegations set forth above.

57. Plaintiff and the Class assert a claim for unjust enrichment against the Eaton Vance Defendants under the common law of Massachusetts.

58. By means of the wrongful conduct alleged herein, the Eaton Vance Defendants have been unjustly enriched to the unjust detriment of the Plaintiff and the Class.

59. The Eaton Vance Defendants' unjust enrichment is traceable to, and resulted directly and proximately from, the conduct alleged herein. Specifically, the enrichment of the Eaton Vance Defendants has come in the form of fees and other revenues received by them from the Fund and from other EV Sister Funds as the result of the inequitable conduct complained of herein, including their encouragement of the Individual Defendants' breaches of fiduciary duty

owed to Plaintiff and the Class. For example, the Eaton Vance Defendants have received substantial fees from the Fund in connection with the Replacement Borrowing, and have realized significant revenues from the continued operation of their closed-end fund business model described above, which was facilitated by the Individual Defendants' breaches of fiduciary duty described herein.

60. The unjust detriment suffered by Plaintiff and the Class takes the form of the damages described herein, including, without limitation, the injury to their investment in the Fund resulting from Defendants' conduct complained of herein, and the defeat of the reasonable expectations of the Plaintiff and the Class as common shareholders in the Fund that were created by the Individual Defendants through the Funds' statements to the SEC and the public.

61. Under the common law doctrine of unjust enrichment, it is inequitable for the Eaton Vance Defendants to be permitted to retain the benefits they received, and are still receiving, unfairly and without justification.

62. The financial benefits derived by the Eaton Vance Defendants rightfully belong to Plaintiff and the Class members. The Eaton Vance Defendants should be compelled to disgorge to a common fund and for the benefit of Plaintiff and the Class members all monetary benefits received by the Eaton Vance Defendants from Plaintiff and the Class as alleged herein (hereinafter "Ill-gotten Gains").

63. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Eaton Vance Defendants to disgorge its Ill-gotten Gains as alleged herein.

VIII. PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for a judgment:

A. Declaring that the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the Class;

B. Declaring that the Eaton Vance Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty, as set forth above;

C. Declaring that the Eaton Vance Defendants have been unjustly enriched by its actions alleged herein;

D. Enjoining the Eaton Vance Defendants from serving as advisor or otherwise earning fees for services to the Fund;

E. Enjoining the Individual Defendants from breaching their fiduciary duties owed to Plaintiff and the Class in the future;

F. Enjoining the Individual Defendants and the Fund from redeeming any more ARPS from the Fund without offering proportional redemption to the Fund's common shareholders;

G. Awarding monetary relief against the Defendants, jointly and severally, in the full amount of all losses suffered by Plaintiff and the Class as a result of the breaches of fiduciary duties by the Individual Defendants and the Eaton Vance Defendants' aiding and abetting of the Individual Defendants' breaches of fiduciary duty, together with pre-judgment and post-judgment compounded interest at the maximum possible rates, whether at law or in equity and punitive damages;

H. Awarding attorneys' fees and expenses pursuant to the common fund doctrine and other applicable law; and

I. Granting all such other and further relief, general or special, legal or equitable, including punitive damages, to which Plaintiff and the Class.

VIII. JURY TRIAL DEMAND

Plaintiff hereby demands a trial by jury.

Dated this 19th day of October, 2010

Respectfully submitted,

BERMAN DEVALERIO

Daryl D. Andrews

Glen DeValerio BBO 122010
Daryl DeValerio Andrews BBO 658523
gdevalerio@bermandevalerio.com
dandrews@bermandevalerio.com
One Liberty Square
Boston, MA 02109
Telephone: (617) 542-8300
Facsimile: (617) 542-1194

Liaison Counsel

POMERANTZ HAUDEK GROSSMAN & GROSS LLP
Marc I. Gross
Jeremy A. Lieberman
100 Park Ave, 26th Floor
New York, NY 10017
Tel. (212) 661-1100
Fax. (212) 661- 8665

POMERANTZ HAUDEK GROSSMAN & GROSS LLP
Patrick V. Dahlstrom
10 North LaSalle Street
Suite 3503
Chicago, IL 60603
Tel. (312) 377-1181
Fax. (312) 377-1184

Attorneys for Plaintiff

NO. OF PL: 1
FEE PAID $ 275
REC'D BY: [handwritten initials]
CIVIL ACTION COVER SHEET
(a) FILED WITH COMPLAINT
(b) GIVEN IN HAND TO ATTY. WHEN COMPLAINT FILED.
(c) MAILED BY CLERK ON

2

CIVIL ACTION COVER SHEET	DOCKET NO(S) B.L.S. 10 4111	Trial Court Of Massachusetts Superior Court Department County: SUFFOLK
PLAINTIFF(S) Rutgers Enhanced Insurance Company, individually and on behalf of all others similarly situated		DEFENDANT(S) Benjamin C. Esty, Trustee of the Eaton Vance limited Duration Income Fund
ATTORNEY, FIRM NAME, ADDRESS AND TELEPHONE Glen DeValerio, Daryl D. Andrews of Berman Devalerio One Liberty Square, Boston, MA 02109 (617)542-8300 Board of Bar Overseers number 122010		ATTORNEY (if known)

Origin Code
Original Complaint

TYPE OF ACTION AND TRACK DESIGNATION (See reverse side)

CODE NO.	TYPE OF ACTION (specify)	TRACK	IS THIS A JURY CASE?
BE.1	Breach of Fiduciary Duty	* (B)	(X) Yes ( ) No

The following is a full and detailed statement of the facts on which plaintiff relies to determine eligibility in to The Business Litigation Session.

This class action complaint contains complex issues and claims that fall within the several categories of actions that are generally accepted into the BLS. The claims involve breaches of fiduciary duties concerning the redemption of auction rate preferred stock and the issuance of debt of Defendant Eaton Vance Limited Duration Income Fund (the "Fund"). Plaintiff brings this action on behalf of the beneficial owners of common shares of the Fund for the defendants' breaches of fiduciary duty and other violations of state law arising out of their actions in furtherance of their own interests, not the interests of the common shareholders. Acceptance of this action to the BLS will promote the economy and efficiency of the Court, as well as of the parties, because the action will require substantial case management and the judges in the BLS are familiar with class actions and the types of claims presented in this action.

* A Special Tracking Order shall be created by the Presiding Justice of the Business Litigation Session at the Rule 16 Conference.

PLEASE IDENTIFY, BY CASE NUMBER, NAME AND COUNTY, ANY RELATED ACTION PENDING IN THE SUPERIOR COURT DEPARTMENT. Suffolk Superior Court 10-3456; 10-3457

"I hereby certify that I have complied with the requirements of Rule 5 of the Supreme Judical Court Uniform Rules on Dispute Resolution (SJC Rule 1:18) requiring that I provide my clients with information about court-connected dispute resolution services and discuss with them the advantages and disadvantages of the various methods."

Signature of Attorney of Record [signature] DATE: 10/19/2010

CIVIL ACTION COVER SHEET
INSTRUCTIONS

SELECT CATEGORY THAT BEST DESCRIBES YOUR CASE

BA.1 claims relating to the governance and conduct of internal affairs of entities
BA.2 claims relating to employment agreements
BA.3 claims relating to liability of shareholders, directors, officers, partners, etc.

BB.1 shareholder derivative claims
BB.2 claims relating to or arising out of securities transactions

BC.1 claims involving mergers, consolidations, sales of assets, issuance of debt, equity and like interests

BD.1 claims to determine the use or status of, or claims involving, intellectual property
BD.2 claims to determine the use or status of, or claims involving, confidential, propriety or trade secret information
BD.3 claims to determine the use or status of, or claims involving restrictive covenants

BE.1 claims involving breaches of contract or fiduciary, fraud, misrepresentation business torts or other violations involving business relationships

BF.1 claims under the U.C.C. involving complex issues
BG.1 claims arising from transactions with banks, investment bankers and financial advisers, brokerage firms, mutual and money funds

BH.1 claims for violation of antitrust or other trade regulation laws
BH.2 claims of unfair trade practices involving complex issues

BI.1 malpractice claims by business enterprises against professionals

BJ.1 claims by or against a business enterprise to which a government entity is a party.

BK.1 other commercial claims, including insurance, construction, real estate and consumer matters involving complex issues

TRANSFER YOUR SELECTION TO THE FACE SHEET

EXAMPLE:

CODE NO.	TYPE OF ACTION (SPECIFY)	TRACK	IS THIS A JURY CASE?
BD3	Restrictive covenants	* (B)	☒Yes ☐No

DUTY OF THE PLAINTIFF. The plaintiff, or plaintiff's counsel, shall set forth, in the face sheet a statement specifying in full detail the facts upon which the plaintiff then relies for "presumptive" entry into the Business Litigation Session. A copy of the civil action cover sheet shall be served on all defendants, together with the complaint.

DUTY OF THE DEFENDANT. Should the defendant contest the entry into the Business Litigation Session, the defendant shall file with the answer (or dispositive motion) a statement specifying why the action does not belong in the Business Litigation Session. Such Statement shall be served with the answer (or dispositive motion).

A CIVIL ACTION COVER SHEET MUST BE FILED WITH EACH COMPLAINT.

FAILURE TO COMPLETE THIS COVER SHEET THOROUGHLY AND ACCURATELY MAY RESULT IN THE TRANSFER OF THIS ACTION FROM THE BUSINESS LITIGATION SESSION TO ANOTHER APPROPRIATE SESSION OF THE SUPERIOR COURT.

* A special tracking order shall be created by the presiding justice of the Business Litigation Session at the Initial Rule 16 Conference.